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www.lw.com

VIA EDGAR

April 13, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Larry Spirgel

Mitchell Austin

Division of Corporation Finance

Office of Technology

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Milan

Re:	System1, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 8, 2022

File No. 333-262608

Ladies and Gentlemen:

On behalf of our client, System1, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 12, 2022 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission by the Company on April 8, 2022. In response to the Comment Letter the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 Filed April 8, 2022

Cover Page

1.

We note your added disclosure in response to prior comment 3. Further revise to make clear the percentage of publicly held shares that were redeemed at the time of the SPAC merger and the resulting percentage of the total outstanding that the shares being registered for resale represent.

Response: In response to the Staff’s comment, the Company has revised the cover and pages 39 and 81 of the Registration Statement.

*    *    *    *

April 13, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:    Michael Blend, Chief Executive Officer, System1, Inc.

Tridivesh Kidambi, Chief Financial Officer, System1, Inc.